UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is a copy of the press release, dated September 2, 2014, of Box Ships Inc. (the "Company"), announcing the Company's financial results for the second quarter of 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.
Dated: September 2, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 1

Box Ships Inc.

BOX SHIPS INC. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX
MONTHS ENDED JUNE 30, 2014

ATHENS, Greece, September 2, 2014 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the second quarter and six months ended June 30, 2014.

	Three Months Ended June 30,		Six Months Ended June 30,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2013	2014	2013	2014
Time charter revenues	$17,707	$12,878	$35,797	$27,381
Amortization of above/below market time charters	1,313	1,501	2,612	2,442
Time charter revenues, adjusted[1]	$19,020	$14,379	$38,409	$29,823

EBITDA[2]	$9,322	$6,228	$19,220	$10,350
Adjusted EBITDA[2]	$11,402	$7,887	$23,347	$13,830

Net Income / (Loss)	$3,432	$675	$7,449	$(844)
Adjusted Net Income[2]	$5,512	$2,334	$11,576	$2,636

Earnings / (Loss) per common share (EPS), basic	$0.12	$0.01	$0.28	$(0.07)
Earnings / (Loss) per common share (EPS), diluted	$0.11	$0.01	$0.26	$(0.07)
Adjusted Earnings per common share, basic[2]	$0.20	$0.06	$0.46	$0.06
Adjusted Earnings per common share, diluted[2]	$0.18	$0.06	$0.40	$0.06

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings / (Loss) per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"During the second quarter, there were some slight signs of improvement in the containership market. We managed to extend the charter of the MSC Emma with MSC for a further period of nine months at a daily rate of $9,450, which even though it is significantly below the previous rate of $28,500 per day, it is still a marked improvement compared to our previous extensions for similar vessels at around $7,000 per day earlier in the year. In addition, more recently, we extended the charters of the CMA CGM Marlin and CMA CGM Kingfish for a further period of one year, commencing on September 1, 2014, at a daily rate of $9,500 and the charter of Box Trader until May 2015 or latest August 2015 at a daily rate of $8,500."

"The reduced charters on the Box Queen, CMA CGM Marlin and CMA CGM Kingfish were the contributing factors to the 24% decline in our adjusted time charter revenues year over year, which directly impacted our bottom line. We have two vessels that will come off charter during 2014 and we are monitoring the market for the best suitable opportunities. During these challenging times, we were able to keep our expenses stable and we will work on further strengthening our balance sheet and improving our liquidity. To that extent, in the third quarter of 2014, we reached an agreement with one of our lenders for the full repayment of our loan at a significant gain, the savings of which contribute directly to our net asset value, while giving us a debt-free vessel. The benefits from having a debt-free vessel are numerous and give the Company added fire power to negotiate better terms under its existing loan agreements to preserve its liquidity and improve its free cash flow."

Results of Operations

Three months ended June 30, 2014 compared to three months ended June 30, 2013

During the second quarter of 2014, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the second quarter of 2014 was $0.7 million and $2.3 million, respectively, resulting in basic and diluted earnings per share of $0.01 and basic and diluted adjusted earnings per share of $0.06. EBITDA and Adjusted EBITDA for the second quarter of 2014 was $6.2 million and $7.9 million, respectively.

During the second quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the second quarter of 2013 was $3.4 million and $5.5 million, respectively, resulting in basic earnings per share of $0.12 and basic adjusted earnings per share of $0.20. EBITDA and Adjusted EBITDA for the second quarter of 2013 was $9.3 million and $11.4 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the second quarter of 2014 and 2013, our vessels operated a total of 819 and 804 days, respectively, out of a total of 819 calendar days in both periods. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 10 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the second quarter of 2014 of $12.5 million, a decrease of 28% compared to $17.3 million in the second quarter of 2013. This decrease is mainly due to the re-chartering of the Box Queen in January 2014 at a daily rate of $6,100, compared to the previous time charter of $28,000 per day during the second quarter of 2013 and the re-chartering of each of the CMA CGM Kingfish and CMA CGM Marlin in March 2014 at a daily rate of $7,000, compared to $23,000 per day that each of these vessels was earning during the second quarter of 2013. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the second quarter of 2014 and 2013 by $1.5 million and $1.3 million, respectively, or $0.05 and $0.05 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the second quarter of 2014 was $15,010 per vessel per day, which was 28% below our average TCE rate of $20,872 per vessel per day during the second quarter of 2013, mainly due to the reasons outlined above. Our adjusted TCE rate was $16,843 per vessel per day in the second quarter of 2014, 25% lower than our adjusted TCE of $22,506 for the second quarter of 2013. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the second quarter of 2014 and 2013 amounted to $0.2 million and $0.6 million, respectively, and mainly relate to war risk insurance costs and bunkers consumed by our vessels travelling to and from the drydocks. Voyage expenses for the second quarter of 2014 related mainly to war risk insurance costs, whereas voyage expenses for the second quarter of 2013 included approximately $0.3 million, relating to war risk insurance costs and $0.2 million, relating to other crew costs reimbursable by the charterers.

Vessels operating expenses

Vessels operating expenses including the amortization of other intangible assets for the second quarter of 2014 were flat year over year at $4.5 million, or $4.2 million on an adjusted basis to exclude the amortization of other intangible assets. On average, our vessels' operating expenses for the second quarter of 2014 were relatively unchanged year over year at $5,444 per vessel per day, or $5,123 per vessel per day on an adjusted basis, compared to $5,455 per vessel per day, in the second quarter of 2013, or $5,134 per vessel per day on an adjusted basis. The amortization of other intangible assets for each of the second quarters of 2014 and 2013 amounted to $0.3 million.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A. (our "Manager" or "Allseas") for each of the second quarters of 2014 and 2013 were $0.7 million, or $886 (€646.99) per vessel per day, and $830 (€643.77) per vessel per day, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for each of the second quarters of 2014 and 2013 was $3.8 million.

General and administrative expenses

General and administrative ("G&A") expenses for the each of the second quarters of 2014 and 2013 were $1.5 million, or $1,870 and $1,782 per vessel per day, respectively.

Interest and finance costs

Interest and finance costs amounted to $1.8 million and $2.1 million for the second quarter of 2014 and 2013, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in thousands of U.S. Dollars)
	Six Months Ended June 30,
	2013	2014
Net cash from Operating Activities	$20,035	$9,284
Net cash used in Financing Activities	(2,957)	(1,884)
Net increase in cash and cash equivalents	$17,078	$7,400

Net cash from Operating Activities

Net cash from Operating Activities for the six months ended June 30, 2014 was $9.3 million. Our vessels generated positive cash flows from revenues, net of commissions, of $29.8 million, while we paid $20.5 million for expenses, of which $3.1 million relates to the payment of interest on our bank loans.

Net cash from Operating Activities for the six months ended June 30, 2013 was $20.0 million. Our vessels generated positive cash flows from revenues, net of commissions, of $37.8 million, while we paid $17.8 million for expenses, of which $3.5 million relates to the payment of interest on our bank loans and on our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash used in Financing Activities

Net cash used in Financing Activities for the six months ended June 30, 2014, was $1.9 million. On April 15, 2014, we completed the public offering and concurrent private placement of 5,500,000 Units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $2.05 per unit, resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs of $0.7 million in the aggregate. During the six months ended June 30, 2014, we repaid $11.4 million of our debt, paid financing costs of $0.1 million and made cash payments to our preferred shareholders of $1.0 million.

Net cash used in Financing Activities for the six months ended June 30, 2013, was $3.0 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million, net of underwriting discounts, commissions and other offering costs of $1.1 million in the aggregate. During the six months ended June 30, 2013, we repaid $13.4 million of our debt, paid financing costs of $0.1 million, made cash payments to our preferred shareholders of $0.9 million and paid dividends to common shareholders of $8.5 million.

Recent Developments:

Commerzbank Loan Repayment:

On July 22, 2014, we announced the full repayment of the outstanding amount under our loan agreement with Commerzbank AG ("Commerzbank"), dated July 29, 2011. The outstanding amount of the loan amounted to $21.5 million and we agreed with Commerzbank to the payment of $15.0 million plus accrued interest of $0.1 million, in full and final settlement of the loan. The gain from this transaction of approximately $6.4 million will be reflected in the third quarter of 2014.

Liquidity:

As of June 30, 2014, our cash and restricted cash (current and non-current) amounted to $31.9 million in aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of June 30, 2014, we had total outstanding indebtedness of $168.2 million, of which $21.5 million was settled in July 2014, as discussed above. $19.5 million is scheduled to be repaid in the forthcoming 12-month period, of which $4.9 million has already been repaid as of the date of this release. Furthermore, as of June 30, 2014, we were in compliance with the covenants contained in our loan agreements, with the exception of the Leverage Ratio and Market Value Adjusted Net Worth covenant contained in two of our loan agreements as a result of the expiration of waivers under certain of our loan agreements on January 1, 2014 and April 1, 2014. In accordance with U.S. GAAP, unless we receive waivers for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt will be required to be presented as current. Even though to date the lenders have not declared an event of default under the loan agreements for which we were not in compliance as of June 30, 2014, those breaches constitute an event of default and as a result of the cross default provisions included in our loan agreements, may result in the lenders accelerating or demanding immediate repayment of their loans. Following the Commerzbank loan repayment, discussed above, we are in negotiations with two of our remaining lenders to possibly obtain waivers, amend our loan covenants and/or seek alternative solutions to resolve any future covenant issues and preserve the Company's liquidity. We believe that the lenders will not demand payment of the loans before their scheduled maturity, provided that we remain current with our obligations of paying principal and interest when they become due. In addition, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Preferred Stock Payments:

On July 1, 2014, we made a cash payment of $0.5 million with respect to our Series C Preferred Shares, for the period from April 1, 2014 through June 30, 2014. As of June 30, 2014, 916,333 Series C Preferred Shares were outstanding.

Cash payments on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to make cash payments will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In June 2014, the MSC Emma extended its time charter with Mediterranean Shipping Company ("MSC") for a period of nine months, commencing on July 3, 2014, at a daily gross charter rate of $9,450.

In July 2014, the CMA CGM Kingfish and CMA CGM Marlin extended their time charters with CMA CGM for a period of twelve months, commencing on September 1, 2014, at a daily gross charter rate of $9,500.

In September 2014, the Box Trader extended its time charter with Hapag Lloyd for a further period until earliest May 15, 2015 or latest August 1, 2015, commencing on October 1, 2014, at a daily gross charter rate of $8,500.

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. We may also, under certain circumstances, opportunistically employ our vessels on shorter-term charters or our vessels may operate on the spot market. Based on the earliest redelivery dates, and following the extension of charters discussed above, the Company has secured under such contracts 83% and 39% of its fleet capacity for the remainder of 2014 and 2015, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of September 2, 2014:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$7,350	October 2014	3
Box Trader	2010	3,426	Hapag Lloyd	$8,000	October 2014	4
				$8,500	May 2015
CMA CGM Kingfish	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
CMA CGM Marlin	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
Box Queen (ex Maersk Diadema)	2006	4,546	MSC	$6,100	October 2014	6
Maule	2010	6,589	CSAV Valparaiso	$38,000	April 2016	7
MSC Emma	2004	5,060	MSC	$9,450	March 2015	8, 9
OOCL Hong Kong	1995	5,344	OOCL	$26,800	May 2015	9
OOCL China	1996	5,344	OOCL	$26,800	June 2015	9
Total		43,925

Notes:
_________________________________________

1)    Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 5.00% for Box Queen, 4.75% for Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, 1.25% for each of OOCL Hong Kong and OOCL China, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

2) Based on the earliest redelivery date.
3) The employment is extended for a period of six to eight months and commenced in March 2014.
4) The employment is extended until earliest May 2015 or latest August 2015, commencing on October 1, 2014.
5) The employment is extended for a period of twelve months and commenced on September 1, 2014.
6) The employment is for a period of eight to 10 months and commenced in January 2014.
7)    The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.
8)    The employment is for a period of nine months and commenced in July 2014.

9) The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its second quarter and six months ended June 30, 2014 results on September 3, 2014 at 8:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-877-300-8521 (USA) or +1-412-317-6026 (international).

 A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10051163.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 9.6 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

	Three Months Ended June 30,		Six Months Ended June 30,
SUMMARY FLEET INFORMATION	2013	2014	2013	2014
FLEET DATA
Average number of vessels (1)	9.00	9.00	9.00	9.00
Calendar days for fleet (2)	819	819	1,629	1,629
Less:
Scheduled off-hire	14	-	19	42
Unscheduled off-hire	1	-	13	15
Operating days for fleet (3)	804	819	1,597	1,572
Fleet utilization (4)	98.2%	100.0%	98.0%	96.5%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$20,872	$15,010	$21,038	$16,530
Vessel operating expenses (6)	$5,455	$5,444	$5,548	$5,754
Management fees charged by a related party (7)	$830	$886	$835	$884
General and administrative expenses (8)	$1,782	$1,870	$1,848	$1,932
Total vessel operating expenses (9)	$8,067	$8,200	$8,231	$8,570

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)	Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(6)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)	Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

	Three Months Ended June 30,		Six Months Ended June 30,
Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	2013	2014	2013	2014
Time Charter Revenues	$17,707	$12,878	$35,797	$27,381
Commissions	(368)	(350)	(733)	(663)
Voyage Expenses	(558)	(234)	(1,467)	(732)
Total Revenue, net of voyage expenses	$16,781	$12,294	$33,597	$25,986
Plus: Amortization of above/below market time charters	1,313	1,501	2,612	2,442
Total Revenue, net of voyage expenses, adjusted	$18,094	$13,795	$36,209	$28,428
Total operating days	804	819	1,597	1,572
Time Charter Equivalent	$20,872	$15,010	$21,038	$16,530
Time Charter Equivalent, adjusted (10)	$22,506	$16,843	$22,673	$18,084

(10)	Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

	Three Months Ended June 30,		Six Months Ended June 30,
Net Income / (Loss) / Adjusted Net Income / (Loss) (1) (Expressed in thousands of U.S. Dollars)	2013	2014	2013	2014
Net Income / (Loss)	$3,432	$675	$7,449	$(844)
Plus: Amortization of intangibles	1,576	1,764	3,136	2,966
Plus: Share-based compensation	504	548	991	1,167
Minus: Fair value change of warrants	-	(653)	-	(653)
Adjusted Net Income	$5,512	$2,334	$11,576	$2,636

EBITDA / Adjusted EBITDA (1)
Net Income / (Loss)	$3,432	$675	$7,449	$(844)
Plus: Net Interest expense	2,116	1,779	4,265	3,688
Plus: Depreciation	3,774	3,774	7,506	7,506
EBITDA	$9,322	$6,228	$19,220	$10,350
Plus: Amortization of intangibles	1,576	1,764	3,136	2,966
Plus: Share-based compensation	504	548	991	1,167
Minus: Fair value change of warrants	-	(653)	-	(653)
Adjusted EBITDA	$11,402	$7,887	$23,347	$13,830

	Three Months Ended June 30,		Six Months Ended June 30,
Earnings / (Loss) per Common Share (Expressed in thousands of U.S. Dollars, except share and per share data)	2013	2014	2013	2014
Net Income / (Loss)	$3,432	$675	$7,449	$(844)
Less: Cash payments to Series B-1 Preferred Shares	(469)	-	(937)	-
Less: Cash payments to Series C Preferred Shares	-	(515)	-	(1,031)
Less: Net Income / Loss attributable to non-vested share awards	(64)	(3)	(153)	41
Net Income / (Loss) available to common shareholders	$2,899	$157	$6,359	$(1,834)

Weighted average number of common shares, basic	24,423,260	29,360,273	22,729,343	27,031,845

Earnings / (Loss) per common share, basic	$0.12	$0.01	$0.28	$(0.07)

Net Income / (Loss)	$3,432	$675	$7,449	$(844)
Less: Cash payments to Series B-1 Preferred Shares	(469)	-	(937)	-
Less: Cash payments to Series C Preferred Shares	-	(515)	-	(1,031)
Less: Net Income / Loss attributable to non-vested share awards	(64)	(3)	(153)	41
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	469	-	937	-
Net Income / (Loss) available to common shareholders	$3,368	$157	$7,296	$(1,834)

Weighted average number of common shares, diluted	30,169,817	29,360,273	28,475,900	27,031,845

Earnings / (Loss) per common share, diluted	$0.11	$0.01	$0.26	$(0.07)

	Three Months Ended June 30,		Six Months Ended June 30,
Adjusted Earnings per Common Share (1) (Expressed in thousands of U.S. Dollars, except share and per share data)	2013	2014	2013	2014
Adjusted Net Income	$5,512	$2,334	$11,576	$2,636
Less: Cash payments to Series B-1 Preferred Shares	(469)	-	(937)	-
Less: Cash payments to Series C Preferred Shares	-	(515)	-	(1,031)
Less: Adjusted Net Income attributable to non-vested share awards	(108)	(36)	(249)	(35)
Adjusted Net Income available to common shareholders	$4,935	$1,783	$10,390	$1,570

Weighted average number of common shares, basic	24,423,260	29,360,273	22,729,343	27,031,845

Adjusted Earnings per common share, basic	$0.20	$0.06	$0.46	$0.06

Adjusted Net Income	$5,512	$2,334	$11,576	$2,636
Less: Cash payments to Series B-1 Preferred Shares	(469)	-	(937)	-
Less: Cash payments to Series C Preferred Shares	-	(515)	-	(1,031)
Less: Adjusted Net Income attributable to non-vested share awards	(108)	(36)	(249)	(35)
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	469	-	937	-
Adjusted Net Income available to common shareholders	$5,404	$1,783	$11,327	$1,570

Weighted average number of common shares, diluted	30,169,817	29,360,273	28,475,900	27,031,845

Adjusted Earnings per common share, diluted	$0.18	$0.06	$0.40	$0.06

(1)	The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation and fair value change of warrants to derive Adjusted EBITDA because the Company believes it provides additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation and fair value change of warrants from net income / (loss) to derive to Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share. The Company believes that Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share are items not recognized by U.S. GAAP and should not be considered as an alternative to net income / (loss), operating income, earnings / (loss) per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014

REVENUES:
Time charter revenues (1)	$17,707	$12,878	$35,797	$27,381
Commissions	(368)	(350)	(733)	(663)
Net Revenues	17,339	12,528	35,064	26,718

EXPENSES:
Voyage expenses	558	234	1,467	732
Vessels operating expenses (2)	4,468	4,459	9,037	9,373
Dry-docking expenses	869	-	1,010	2,314
Management fees charged by a related party	680	726	1,360	1,440
Depreciation	3,774	3,774	7,506	7,506
General and administrative expenses (3)	1,459	1,532	3,011	3,148
Total Expenses	11,808	10,725	23,391	24,513

Operating income	5,531	1,803	11,673	2,205

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,117)	(1,779)	(4,268)	(3,688)
Interest income	1	-	3	-
Fair value change of warrants	-	653	-	653
Foreign currency gain / (loss), net	17	(2)	41	(14)
Total other expenses, net	(2,099)	(1,128)	(4,224)	(3,049)

NET INCOME / (LOSS)	$3,432	$675	$7,449	$(844)

Other Comprehensive Income / (Loss)
Unrealized gain / (loss) on cash flow hedges	662	(103)	775	(48)
Total Other Comprehensive Income / (Loss)	662	(103)	775	(48)

COMPREHENSIVE INCOME / (LOSS)	$4,094	$572	$8,224	$(892)

Earnings / (loss) per common share, basic	$0.12	$0.01	$0.28	$(0.07)
Earnings / (loss) per common share, diluted	$0.11	$0.01	$0.26	$(0.07)

Footnotes:

(1)	includes amortization of below and above market acquired time charters of $1,313 and $1,501 for the three months ended June 30, 2013 and 2014, respectively, and $2,612 and $2,442 for the six months ended June 30, 2013 and 2014, respectively

(2)	includes amortization of other intangible assets of $263 for each of the three-month periods ended June 30, 2013 and 2014 and $524 for each of the six-month periods ended June 30, 2013 and 2014

(3)	includes share-based compensation of $504 and $548 for the three months ended June 30, 2013 and 2014, respectively, and $991 and $1,167 for the six months ended June 30, 2013 and 2014, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31, 2013	June 30, 2014
ASSETS
Cash and restricted cash (current and non-current)	$24,512	$31,912
Other current assets	7,189	10,117
Vessels and other fixed assets, net and other non-current assets	397,905	386,678

Total Assets	$429,606	$428,707

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	$179,550	$168,200
Total other liabilities	5,337	7,538
Total stockholders' equity	244,719	252,969

Total Liabilities and Stockholders' Equity	$429,606	$428,707

Footnotes:

(1)	Refer to Liquidity section, above